Exhibit 4.2
DESCRIPTION OF REGISTERED SECURITIES
Spok Holdings, Inc., a Delaware corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, $0.0001 par value per share (“Common Stock”). The following summary includes a brief description of the Common Stock as well as certain related information.
The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”). For additional information please refer to the Certificate of Incorporation and Bylaws, each of which are exhibits to our Annual Report on Form 10- K, and applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”).
Authorized Capital Stock
We are authorized to issue a total of 100,000,000 shares of capital stock consisting of:
•    75,000,000 shares of Common Stock; and
•    25,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).
Our Board of Directors is expressly authorized to provide for the classification and reclassification of any unissued shares of Common Stock or Preferred Stock and the issuance thereof in one or more classes or series without the approval of our stockholders. There are no shares of our Preferred Stock currently outstanding. The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of any series of Preferred Stock as may be set forth in the certificate of designations filed to establish such series of Preferred Stock.
Common Stock
Voting Rights
Each outstanding share of our Common Stock will be entitled to one vote per share.
Dividends
The holders of record of our Common Stock will be entitled to receive dividends, when, as, and if declared by our Board of Directors, out of any assets legally available for the payment of dividends thereon.
Liquidation Rights
In the event of our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, holders of record of our Common Stock will be entitled to receive any assets made available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Preemptive Rights
The holders of our Common Stock do not have preemptive rights to purchase or subscribe for our capital stock or other securities.
Regulatory Restrictions
Outstanding shares of our Common Stock may be redeemed by action of our Board of Directors to the extent necessary to prevent the loss of any governmental license or franchise, the holding of which is conditioned upon stockholders possessing prescribed qualifications.
Transfer Restrictions
We have certain favorable consolidated tax attributes that may be available to offset our consolidated taxable income. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of these tax attributes, our Certificate of Incorporation contains provisions that, under certain circumstances, would restrict transfers by or to any 5% shareholder of our Common Stock or any transfer that would cause a person or group of persons to become a 5% shareholder of our Common Stock. For a more full description of these provisions, see our Certificate of Incorporation. Our stockholders are advised to carefully monitor their ownership of our Common Stock and consult their own legal advisors and/or us to determine whether their ownership of our Common Stock approaches the proscribed level.
Anti-Takeover Considerations
In addition to the items described in “Regulatory Restrictions” and “Transfer Restrictions” above, the following provisions of our Certificate of Incorporation and Bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.
•Advance notice of director nominations and matters to be acted upon at meetings. Our Bylaws contain advance notice requirements for nominations for directors to our Board of Directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.
•Board size. Our Bylaws provide that the number of directors that shall constitute the whole Board of Directors shall be determined from time to time by resolution of the Board of Directors, and any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
•Special Meetings of Stockholders. Our Certificate of Incorporation provides that special meetings of stockholders for any purpose or purposes may be called at any time by the holders of at least twenty-five percent (25%) of the outstanding voting stock of the Company, a majority of the Board of Directors, the Chairman of the Board or the Chief Executive Officer, but such special meetings may not be called by any other person or persons.

•Preferred Stock. Preferred Stock may be issued with terms that have the effect of delaying, deferring or preventing a change in our control or making it more difficult to remove our management.
We are subject to Section 203 of the DGCL (“Section 203”). Under Section 203 a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:
•prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.
A business combination generally includes:
•mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;
•specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and
•other transactions resulting in a disproportionate financial benefit to an interested stockholder.
The provisions of Section 203 do not apply to a corporation if, subject to requirements set forth in the statute, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.
We have not adopted any provision in our Certificate of Incorporation or Bylaws to “opt-out” of Section 203, which will be applicable to business combinations involving us.
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